August 29, 2007

(858) 646-8032

Via EDGAR and U.S. Mail

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street N.W.

Washington, D.C.  20549-0309

Attention:  Mr. Jim B. Rosenberg: Mail Stop 03-09

Re:                               Quidel Corporation

                                                Form 10-K for the fiscal year ended 12/31/2006, filed 3/14/2007

                                                File No. 000-10961

Ladies and Gentlemen:

On behalf of Quidel Corporation (“Quidel”), we hereby submit for filing in electronic form via the EDGAR system this correspondence in response to the comments of the staff of the Commission (the “Staff”) set forth in the letter, dated August 15, 2007 (the “Comment Letter”), from Jim B. Rosenberg, Senior Assistant Chief Accountant.

By this correspondence, we provide the following responses to the Staff’s comments in the Comment Letter.  Quidel’s responses set forth herein corresponds to the sequential numbering of the Staff’s comments in the Comment Letter.  The Staff’s comments are set forth in italics immediately prior to Quidel’s response.  References in the responses to “we,” “our” or “us” are to Quidel.

Form 10-K for the fiscal year ended December 31, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cost of Sales and Gross Profit as a Percentage of Net Sales, page 36

1.                                      We believe that the disclosure of gross profit and gross margin excluding the amortization of intangibles from cost of sales is inappropriate.  Please see SAB 11B.  Although you have modified your fiscal 2007 statements of operations presentation to indicate that you exclude amortization of intangibles from cost of sales, you disclose the amount of gross profit and gross margin excluding amortization expense.  Please provide us in a disclosure-type format a revised discussion of your gross profit and gross margin that includes the amortization of your product/ technology related intangible assets or removes your references to gross profit and gross margin.  In addition, please provide us in disclosure-type format revised quarterly information

Securities and Exchange Commission

August 29, 2007

 for Note 11 that includes the amortization of product related intangible assets to arrive at gross profit.

Response:  We advise the Staff that the Company will include in future filings with the Commission: (i) continued parenthetical disclosure after the caption ‘cost of sales’ indicating the omission of amortization expense (as noted in the Company’s Form 10-Q for the periods ended March 31, 2007 and June 30, 2007) (ii) additional disclosure in the footnotes that the amortization expense excluded from cost of sales primarily relates to amounts amortized with respect to licensed assets and (iii) exclusion of the reference to “gross profit as a percentage of sales” as part of the caption under Results of Operations within Management’s Discussion and Analysis of Financial Condition and Results of Operations as well as all references to gross profit and gross margin within that same section.

The following caption will continue to be used in the consolidated statements of income commencing with the quarter ended September 30, 2007:

“Cost of sales (excludes amortization of acquired intangible assets)”

The following additional disclosure will be provided in the footnote regarding Intangibles and Goodwill:

“Amortization expense related to acquired intangible assets generally benefits multiple business functions within the Company, such as the Company’s ability to sell, manufacture, market and distribute products. The amount of amortization expense excluded from cost of sales consists primarily of amounts amortized with respect to licensed intangible assets.”

MD&A.  Management’s discussion will refer to changes in components of cost of sales, without reference to gross profit or gross margin. The following represents revised discussion of cost of sales under Results of Operations within Management’s Discussion and Analysis of Financial Condition and Results of Operations in the 10-K in disclosure-type format.  This methodology will also be used in future filings on Form 10-Q.

Cost of Sales

2006 v. 2005

Cost of sales increased 21% to $44.8 million, or 43% of net sales for the year ended December 31, 2006, compared to $37.1 million, or 42% of net sales in 2005. Cost of sales in dollars increased in 2006 compared to 2005 primarily as a result of the 18%

increase in net sales.  Our cost of sales as a percentage of net sales for 2006 increased one percent primarily due to the 8.5% royalty we began paying on the majority of our products during the second quarter of 2005 related to the patent litigation settlement with IMA, and strategic investments in our operational infrastructure, partially offset by a more favorable product and geographic mix, higher unit volume and increased average selling prices.

In connection with the patent litigation settlement entered into during the second quarter of 2005, we are required, as of May 2005, to pay an 8.5% royalty on net sales of our current influenza, Group A Strep, pregnancy, H. pylori, mononucleosis, Chlamydia, iFOB, RSV and veterinary products. These product sales accounted for 93%, 91% and 88% of our net sales for the years ended December 31, 2006, 2005 and 2004, respectively. Royalty expense related to this settlement agreement was $8.2 million and $4.9 million for the years ended December 31, 2006 and 2005, respectively. If the IMA royalty had been paid for the full year 2005, the royalty expense would have been $6.9 million. Also for the year ended December 31, 2006, the gross profit as a percentage of sales was favorably impacted compared to 2005 as we fulfilled the terms of an agreement with another party related to the development of our influenza product during the first quarter of 2005. We are no longer required to pay to this party a 6% royalty on sales of our influenza product. Our influenza products sales accounted for 41%, 38% and 34% of our net sales for the years ended December 31, 2006, 2005 and 2004, respectively.

2005 vs. 2004

Cost of sales increased 5% to $37.1 million, or 42% of net sales for the year ended December 31, 2005, compared to $35.2 million, or 46% of net sales in 2004. Cost of sales in dollars increased in 2005 compared to 2004 primarily as a result of the 17% increase in net sales. Our cost of sales as a percentage of net sales for 2005 decreased 4% primarily due to increased sales volume, a more favorable mix related to our influenza products and a decrease in royalties relating to a third party patent which expired in 2004, as well as termination of certain other royalty obligations on our influenza product. The license agreement which expired in 2004 required us to pay royalties ranging from 5% to 5.25% on domestic sales of our influenza, Group A Strep, pregnancy, H. pylori, mononucleosis, Chlamydia and veterinary products. As a result, our royalty expense was favorably impacted by $3.4 million and $0.9 million for the years ended December 31, 2005 and, 2004, respectively. This increase in gross profit was partially offset by the 8.5% royalty we began paying on the majority of our products during the second quarter of 2005 related to the patent litigation settlement with IMA.

The following revised footnote will be used in future filings related to Quidel’s annual report on Form 10-K commencing with the year ended December 31, 2007:

Note 11. Quarterly Financial Information (unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total Year
	(in thousands, except per share data)
2006
Total revenues	$27,050	$16,471	$23,720	$38,774	$106,015
Gross profit (1)	15,409	6,782	12,558	22,159	56,908
Total cost and expenses	21,868	20,679	21,721	27,913	92,181
Earnings (loss) from continuing operations	5,328	(4,049)	2,143	17,499	20,921
Gain from discontinued operations, net of taxes	—	—	—	797	797
Net earnings (loss)	5,328	(4,049)	2,143	18,296	21,718
Basic earnings (loss) per share:
Continuing operations	0.16	(0.12)	0.07	0.53	0.63
Discontinued operations	0.00	0.00	0.00	0.02	0.02
Net earnings (loss)	0.16	(0.12)	0.07	0.56	0.66
Diluted earnings (loss) per share:
Continuing operations	0.15	(0.12)	0.06	0.51	0.61
Discontinued operations	0.00	0.00	0.00	0.02	0.02
Net earnings (loss)	0.15	(0.12)	0.06	0.54	0.63
2005
Total revenues	$22,666	$14,823	$20,032	$34,778	$92,299
Gross profit (2)	13,157	6,778	10,413	21,066	51,414
Total cost and expenses	37,310	16,858	18,704	24,717	97,589
Earnings (loss) from continuing operations	(17,655)	(1,255)	816	9,767	(8,327)
Loss from discontinued operations, net of taxes	(196)	(455)	(116)	(165)	(932)
Net earnings (loss)	(17,851)	(1,710)	700	9,602	(9,259)
Basic earnings (loss) per share:
Continuing operations	(0.55)	(0.04)	0.02	0.30	(0.26)
Discontinued operations	(0.01)	(0.01)	(0.00)	(0.00)	(0.03)
Net earnings (loss)	(0.56)	(0.05)	0.02	0.29	(0.28)
Diluted earnings (loss) per share:
Continuing operations	(0.55)	(0.04)	0.02	0.28	(0.26)
Discontinued operations	(0.01)	(0.01)	(0.00)	(0.00)	(0.03)
Net earnings (loss)	(0.56)	(0.05)	0.02	0.28	(0.28)

(1)            Included in 2006 gross profit is amortization of intangibles of $0.8 million, $0.8 million, $0.5 million and $1.0 million in the first quarter, second quarter, third quarter and fourth quarter, respectively.

(2)            Included in 2005 gross profit is amortization of intangibles of $0.2 million in the fourth quarter.

Financial Statements

Note 6: Commitments and Contingencies

Contracts, page F-22

2.                                      You disclose that you paid $6.5 million associated with a cross-licensing agreement you entered into in the fourth quarter of 2006.  You also disclose that you are amortizing this payment on a straight-line basis through December 2008.  On page 32, you indicate that this sublicense relates to certain lateral flow technology.  Please tell us why this license payment is appropriately capitalized.  In your response, explain to us whether this technology is used in your approved marketed products, or whether and to what extent you use it or will use it in research and development projects and how capitalization complies with SFAS 2.  In addition, please provide us in a disclosure-type format revised disclosure for this note substantiating your capitalization of this license payment.

Response:  We advise the Staff that the $6.5 million paid in association with a cross-licensing agreement (“the Agreement”) was capitalized as it is considered an asset with future benefit to the Company.  The asset is a 2-year license to intellectual property related to lateral-flow technology, which is used in the majority of our currently marketed products including pregnancy, influenza, Group A Strep, Chlamydia, H. pylori, veterinary, RSV and iFOBT.  The intellectual property does not relate to in-process or anticipated research and development activities.  Accordingly, SFAS 2 was not considered as applicable accounting guidance for the Agreement.

We advise the Staff that the Company will include in future filings with the Commission the following additional disclosure in its footnotes:

“In addition to goodwill, intangible assets primarily include license agreements, which are being amortized over their estimated useful lives ranging from approximately two to five years.   Intangible assets related to license agreements

consist primarily of capitalized payments to third party licensors for intellectual property, which underlies products of the Company that have achieved regulatory approval for marketing and are currently being sold.”

Thank you for your consideration of our responses.  Please direct any comments or questions regarding this filing to me at the number above. Thank you for your assistance.

Very truly yours,

/s/ John M. Radak
John M. Radak
Chief Financial Officer
Quidel Corporation

cc:           Caren L. Mason—Quidel Corporation